
**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K for February 28, 2011

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


Form 20-F __X__ Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

**Note**: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

**Note**: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes _____ No __X__


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

**Enclosures**: Competition tribunal confirms settlement of section 4 complaint

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:        JSE  : SOL     NYSE : SSL
Sasol Ordinary ISIN codes:         ZAE000006896   US8038663006
Sasol BEE Ordinary Share code:     JSE  : SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817

("Sasol" or "the Company")

Competition tribunal confirms settlement of section 4 complaint

The Competition Tribunal ("the Tribunal") today announced that, in terms of a consent order granted on 24 February 2011, it has confirmed the settlement agreement ("the Settlement Agreement") reached between the Competition Commission ("the Commission") and Sasol Polymers, a division of Sasol Chemical Industries Limited.

The Settlement Agreement related to Sasol Polymers' existing propylene supply contract with Safripol ("the Supply Agreement"). On 12 August 2010, the Commission referred a complaint to the Tribunal, in which it contended that the pricing provisions of the Supply Agreement gave raise to indirect price fixing between Sasol Polymers and Safripol.  The pricing provisions were, however, inserted into the Supply Agreement with the  knowledge of the then Competition Board in relation to the proposed merger, in 1993, of the monomer, polymer and certain other chemicals operations of Sasol and AECI Limited.

In Sasol Polymers' view, any contravention of the Competition Act (Act 89 of 1998), as amended, (the "Act") as a result of the Supply Agreement has its origins in these pricing provisions rather than any intention to contravene the Act.  Given the uncertainty surrounding the legal position in relation to the pricing formula and the interpretation of section 4(1)(b) of the Act, it was considered prudent to settle with  the Commission by accepting that the Supply Agreement gave rise to indirect price-fixing.

As communicated in our press release on the 14[th] of December 2010, in terms of this Settlement Agreement, Sasol Polymers has agreed to pay a penalty of R 111 690 000, which was subject to confirmation by the Tribunal, in full and final settlement of the Commission's allegations that the pricing formula gave rise to indirect price fixing.

Sasol Polymers and Safripol have also reached agreement on the key terms that are to govern the future monomer supply relationship between the parties, which we consider to be fully compliant from a competition law perspective.

Norbert Behrens, the Group General Manager: Strategy and Planning at Sasol, said, "At Sasol we are committed to comply with all legislation and hence to resolve any competition law issues where possible.  This matter is one of the outstanding competition law issues and we are pleased that this matter has now been resolved."

28 February 2011
Johannesburg

Issued by Sponsor: Deutsche Securities (SA) (Pty) Limited

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: February 28, 2011        By:    /s/ N L Joubert

                                    Name:  Nereus Louis Joubert

                                    Title:   Company Secretary